UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 1)
Under the Securities Exchange Act of 1934
Liberty All-Star Growth Fund, Inc. (ASG)
(Name of Issuer)
Common Stock, $0.10 par value
(Title of Class of Securities)
529900102
(CUSIP Number)
DST Systems, Inc. Attn: DST Corporate Secretary 333 W. 11th Street, 5th Floor Kansas City, MO 64105 (816) 435-1000	Brian D. McCabe Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 23, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 529900102               Page 2 of 5

SCHEDULE 13D/A

(1)	NAME OF REPORTING PERSON: DST Systems, Inc. I.R.S. Identification No. 43-1581814
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 1,937,426
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER 1,937,426
	(10)	SHARED DISPOSITIVE POWER -0-
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,937,426
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.44%1
(14)	TYPE OF REPORTING PERSON CO

1 See Item 5.

CUSIP No. 529900102               Page 3 of 5

SCHEDULE 13D/A

(1)	NAME OF REPORTING PERSON: West Side Investment Management, Inc. I.R.S. Identification No. 20-3477185
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 1,937,426
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER 1,937,426
	(10)	SHARED DISPOSITIVE POWER -0-
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,937,426
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.44%2
(14)	TYPE OF REPORTING PERSON CO

2 See Item 5.

CUSIP No. 529900102               Page 4 of 5

AMENDMENT NO. 1 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on September 29, 2011  (the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 5.	Interest in Securities of Issuer

(a) through (c)

DST Systems has closed on a portion of its previously announced purchase of shares of Common Stock of the Fund pursuant to the Standstill Agreements with Karpus Management, Inc. (d/b/a Karpus Investment Management) and Brinker Capital, Inc. (the “Sellers”), in trades executed on November 16, 2011, November 21 and November 22, 2011, for a total of 1,937,426 shares of Common Stock in each case at a per share price of $4.32, reflecting a total purchase price of $8.37 million.  This represents beneficial ownership of approximately 6.44% of the Fund’s total outstanding Common Stock, based on 30,080,350 shares of Common Stock outstanding as of July 19, 2011, as reported in the Fund’s Schedule 14A Definitive Proxy Statement filed with the Commission on August 19, 2011.  DTS Systems subsequently contributed the acquired shares to West Side, following which West Side is the beneficial owner of, and has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of, such shares.  Such securities may be deemed to be indirectly beneficially owned by DST Systems by virtue of the fact that West Side is a wholly owned subsidiary of and is controlled by DST Systems.

DTS and the Sellers amended the Standstill Agreements on November 16, 2011 to provide additional time to complete the purchases of the shares of Common Stock and to fix the per share purchase price for all of the shares of Common Stock of the Fund the to be purchased thereunder at $4.32, reflecting 98% of the NAV per share as of the close of business on November 14, 2011, for a total of 2,524,411 shares and a total purchase price of $10.9 million.  DST Systems expects to close on the remaining 586,985 shares of Common Stock pursuant to the Standstill Agreements prior to December 31, 2011, which, once completed and together with the purchases to date, will reflect total beneficial ownership of approximately 8.4% of the Fund’s total outstanding Common Stock (based on 30,080,350 shares of Common Stock outstanding).

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
See Item 5 above.

CUSIP No. 529900102                  Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

DATED:  November 23, 2011

DST Systems, Inc.
By:	/s/ Kenneth V. Hager
Name: Kenneth V. Hager Title: Vice President, Chief Financial Officer and President
West Side Investment Management, Inc.
By:	/s/ Gerard M. Lavin
Name: Gerard M. Lavin Title: President